INTEGRATED CARBONICS CORP.
     (Exact name of registrant as specified in its charter)







Nevada                                             43-163270
(State of organization) (I.R.S. Employer Identification No.)

750 W. Pender St., Suite 804, Vancouver, BC Canada V6C 2T8
(Address of principal executive offices)

Registrant's telephone number, including area code (604) 682-8445

Registrant's Agent: Daniel G. Chapman, Esq., 1600 E. Desert Inn
Rd. #102, Las Vegas, NV 89109, (702) 732-2253

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share

ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

Integrated Carbonics Corp. (the "Registrant" or the "Company") is a Nevada corporation. Registrant was incorporated in the State of Delaware on February 23, 1993 under the name of PLR, Inc. Each of the two founders of the Company were issued 300 shares of common stock. On March 15, 1996, the Board of Directors approved a 3500:1 common stock split, increasing the outstanding shares to
2.1 million. On January 1, 1997, the stock was split again, this time by 5:1, increasing to 10.5 million the number of outstanding stock.

On September 22, 1997, the Company's board of directors and officers, after approving the issuance of 15,000,000 shares of common stock to Da-Jung resources, resigned in favor of current directors and officers, including Mr. Fawcett and Mr. Hoegler, each of whom hold a twenty-five percent equity interest in Da-Jung. Prior to the execution of the Da-Jung agreement, the Company was a "blank-check" company.

The Registrant changed its name to Integrated Carbonics Corp. on October 3, 1997 in Delaware. On October 9, 1997, a company named Integrated Carbonics Corp. was incorporated in Nevada, solely for the purpose of re-domiciling the Delaware corporation. The
Company was re-domiciled to the State of Nevada on October 30, 1997 by merging the two entities, with the Nevada corporation being the surviving entity. Shareholders of the Delaware company were given shares of the Nevada company. On October 31, 1997, a Special meeting of the Shareholders of the Corporation was held wherein the Shareholders approved a reverse stock split of 100:1 reducing the number of outstanding shares to 255,000 shares of common stock. The Company's principal place of business is located at 750 W. Pender St., Suite 804, Vancouver, BC Canada V6C 2T8. The Company also maintains a site on the world-wide web at www.integratedcarbonics.com.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.

                     Business of the Issuer

Although still considered a development stage enterprise, the Company is in the business of mining, and has recently began operations in earnest by entering into a number of contracts. These contracts are described below and are attached hereto as
Exhibit 10.

                Graphite Processing Joint Venture

On October 7, 1997, the Registrant acquired the rights of Da-Jung Resource Corp. pursuant to an "Agreement on Establishment of a Sino Foreign Equity Joint Venture" with Jixi Liumao Graphite Mine of Heilongjiang Province, People's Republic of China. Consideration for this Agreement was 6,000,000 of the Registrant's post split common shares plus reimbursement of certain expenses that had been incurred by Da-Jung. This amount is $200,000, payable per an additional agreement with Da-Jung -- $70,000 upon completion of the Company's limited offering (see "Management's Discussion and Analysis - Liquidity and Capital Resources"), $50,000 upon exercise of all of the warrants issued in that offering, and the remaining $80,000 due upon the earlier of one year from the date of that offering or upon completion of an additional offering. The Company and Da-Jung agreed to make the cash portion of the purchase price payable as a note that is due on July 1, 1999. Of this amount, $9,000 is treated as imputed interest. During the period ended September 30, 1998, the Company paid $70,000 of the amount owed, using proceeds of its limited offering. It currently owes $121,000, with $50,000 of that amount due by the end of 1998. Da-Jung is, however, willing to postpone the repayment upon request by the Company.

 NOTE: DA-JUNG RESOURCE CORP. IS A COMPANY CONTROLLED BY CERTAIN
                  DIRECTORS OF THE REGISTRANT.

On November 10, 1997, the Registrant entered into a Sino Foreign Equity Joint Venture with the Liumao Graphite Group of Heilongjiang Province, People's Republic of China, to form a joint venture company named "ICC Liumao Graphite Products, Ltd." The purpose of the joint venture company is to construct and operate a value-added graphite processing plant that will produce high purity graphite, expandable graphite, graphite sheet, or other graphite products.

The Company commissioned two independent firms to conduct feasibility studies and laboratory analyses (see "Management's Discussion and Analysis or Plan of Operation - Results of Operation"). According to their reports, the Liumao Graphite Mine is the largest known graphite mine in Asia, and one of the biggest in the world. The mine has been in operation since 1936 and has reserves of 350 million tons with an average grade of 13.8% graphite. The anticipated mine life, based upon the estimated reserves, average grade estimates, and annual output, is in excess of 100 years. Annual production can be as much as 40,000 tons of high carbon graphite. The joint venture agreement calls for production of 5,000 tons of value-added graphite annually.

As an 80% equity partner, the Registrant is required to contribute 80% of the capital required for construction which is estimated to be $28 million, and will obtain an 80% share of the profits over a 30 year period. Under the terms of this Joint Venture Agreement, the Registrant will also contribute technical direction and management of the joint venture. The joint venture has obtained all regulatory approval, including a business license, in the People's Republic of China. Through September 30, 1998, the Registrant has expended $253,409 (of its eventual estimated total of $3,320,000) in engineering costs on Phase II of the project (construction of processing facility for the 5,000 tons per year of high grade graphite).

To meet additional capital requirements of the joint venture, the Registrant intends to complete additional private placement financing (see "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources"). The Registrant will contribute capital, technology assistance, marketing assistance and hands on management to the Joint Venture. At this date, there is no specific amount to be contributed to the Joint Venture, and no dates on which contributions will be required. As discussed below (see "Management's Discussion and Analysis or Plan of Operation - Results of Operation"), the expenditures to date have been capitalized on the books of the Registrant. These costs will constitute a portion of the Registrant's contribution to the Joint Venture.

The Registrant is and will continue to be involved in the marketing, and subsequently, the sale of the processed graphite products. The Registrant currently has three full time employees and relies on its senior management, directors, independent consultants and professional support services in the United States, Canada and China.

                  Interest in Mineral Property

On September 22, 1997, the Company acquired from Da-Jung Resource Corp. an interest in the Yue-jinshan-Zianfengbei mineral property in the Wandashan mineralization zone Heilongjiang Province in the People's Republic of China. The Company exchanged 15,000,000 pre-consolidation shares of common stock to Da-Jung for these rights.

Pursuant to this acquisition, the Registrant has, and will continue to have a right to enter into a "Cooperative Joint Venture" with the Heilongjiang Bureau of Geology and Mineral Resources. However, the Registrant considers this right as secondary to its graphite processing joint venture.

                        Da-Jung Resources

Da-Jung Resources is a British Virgin Island company which was created initially for the purpose of pursuing business opportunities in China. Da-Jung is currently an investment holding company whose principal assets include the 6.150 million shares of Registrant's common stock. Da-Jung continues to seek additional business opportunities (not necessarily in China) and financing to assist in the development of ICC. Mario Aiello, Robert Hoegler, James Dade Fawcett, and Edwin Dorffi, officers and/or directors of the Registrant, each own 25% of the equity of Da-Jung.

ITEM 2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR   PLAN   OF
          OPERATION

                      Results of Operations

During the quarter ended September 30, 1998, the Company continued with its program to develop into an operating company. For the 9 months ended September 30, the Company had a net loss of $317,502, or $0.03 per share. This loss compares with a loss of $37,229 or $0.06 for the previous 12 month period ended December 31, 1997.

During the quarter ended September 30, 1998, the Company expended an additional $9,645 on its Liumao Project which was capitalized and brought the Company's development costs to $270,140, broken down as follows:

          Market Research               $11,068

          Project Administration        $27,880.24

          Engineering Feasibility      $179,881.96

          Process Design and Laboratory Testing   $51,310.10

These costs will form part of the Company's contribution to the joint-venture at such time as a contribution is required.

This project received its business license during the quarter following approval of the Joint Venture's application by the Jixi Planning Commission. That business license holds an operating term that runs through June, 2028, the full term of the Company's Joint Venture Agreement with the Liumao Graphite Group and is renewed on an annual basis.

During  the  first  half  of  1998,  ICC  commissioned  Lakefield
Research  Ltd.  of  Ontario  to  conduct  laboratory  testing  of graphite samples from the Liumao Mine for the purpose of establishing a process design for the production of high purity graphite (99%+). Lakefield's research laboratory completed tests of a two-stage leaching process (pressure and atmospheric) and determined the process and conditions required to produce the project's first desired product (99%+ purity graphite). Laboratory scale samples were passed through the defined process to successfully produce a 99%+ graphite flake product. Determinations from this process testing program were utilized in the engineering of the High Purity/Expandable Plant.

ICC also commissioned Rescan Engineering Ltd. of Vancouver to undertake the design and feasibility study for the High Purity/Expandable Graphite Project in China. Rescan is a full-service engineering firm offering specialist services to the international mining and mineral processing industries. Rescan was assisted with cost estimates by the Shuzhou Design and Research Institute of Non-Metallic Minerals Industry, State Construction Material Industry Bureau (Shuzhou Institute), the only Class A Design and Research Institute for non-metallic industry in China.

On the basis of the results of Rescan's Liumao project feasibility study completed last quarter, the Company commenced pilot plant trials to test the process on larger volume samples in advance of its customer sampling program. The Company has completed these initial pilot plant trials. Testing returned positive results with graphite purities reaching up to 99.5% carbon, exceeding the Company's minimum specification and overall expectations.

During the quarter, the Company entered into negotiations with the Yichang Hengda Graphite Group (YHGG) in Hubei Province, PRC, to form a joint venture in which YHGG would vend in an operating division of their company. This division contains a 500 tons per year graphite sheet plant complex, a new mine and flotation plant, and rights to expansion plans for the graphite sheet plant.

On September 21, 1998, the Company signed an interim joint venture agreement whereby YHGG will vend in its operating division at net book value and the Company will contribute RMB
28.6 million (US$3.84 million) according to an as-yet-to-be-negotiated capital contribution schedule spanning one to two years. In addition, the Company will pay fees not to exceed US$1.0 million directly to YHGG for off-balance sheet intangible assets vended into the joint venture. This latter amount, which has not yet been determined, is for the goodwill inherent in the operating division and customer base being contributed by YHGG; the payment is not a part of the joint venture agreement. Proceeds of the Bridgstream financing will be used to fund these payments (see "Liquidity and Capital Resources"). This agreement and the joint venture remains subject to approval by the relevant Chinese regulatory authorities.

The business focus of the Company is to design, construct, and operate value-added graphite processing facilities with joint venture partners in China. In keeping with the corporate development strategy to achieve cash flow as quickly as possible, the Company has rescheduled its Liumao project to follow immediately after the startup of its Yichang joint venture. This allows the Company to commence cash flow while waiting for the construction season to commence in Liumao next spring.

                 Liquidity and Capital Resources

During the quarter, the Company continued its status as a development company. The Company is continuing to incur development expenses, is deriving no revenues, and has experienced an ongoing deficiency in working capital. The Company's continued existence is dependent on its ability to obtain additional financing to proceed with investment in its joint ventures and ultimately to attain profitable operations from its joint ventures.

At September 30, 1998, the Company had current assets of $31,963, comprised principally of $28,973 in cash and prepaid expenses, and $253,877 in current liabilities. This compares with $46,476 in cash and prepaid expenses, and $171,922 in current liabilities at December 31, 1998.

The Company closed its 504 Offering earlier in the fiscal year, it being fully subscribed, generating proceeds of $605,446 from subscriptions and exercise of warrants on a fiscal year-to-date basis. During the quarter ended September 30, 1998, two directors of the Company exercised 40,000 warrants for a total of $13,200 in cash proceeds. The remaining warrants expired on December 8, 1998.

Should all of the remaining outstanding warrants attached to the Company's 504 Offering be exercised, a further $329,555 would be raised. Any funds received from the exercise of these warrants will be used for working capital and ongoing operating costs. Although the exercise period for these warrants has been extended, there is no assurance that any of them will be exercised.

As previously reported, the Company intends to complete additional private placement financing to meet its obligations to its existing joint venture, including financing its share of the construction costs for the High Purity Graphite Plant, and the development of additional joint venture opportunities. During the quarter the Company established its Yichang joint venture as noted above, and revised its financing goals to accommodate the new joint venture development schedule discussed above.

To accomplish these financing goals, the Company engaged an investment banker, Bridgestream Partners, L.L.C., to arrange financing for the Company's development requirements on a best efforts basis. Bridgestream anticipates raising approximately $10,000,000 for the Company over the next year through a combination of common and preferred equity.

ITEM 3.   DESCRIPTION OF PROPERTY.

Registrant maintains offices at the following locations:

(a)  (Registered office in Nevada)
     1600 East Desert Inn Road, Suite 102
     Las Vegas, NV 89109

(b)  (Principal Office)
     750 West Pender Street, Suite 804
     Vancouver, British Columbia V6C-2T8

(c)  (Liaison Office)
     Suite 202, #1 Unit, #4 Building
     Yue he hu tong, Jian guo meng
     People's Republic of China

The Registrant subleases its offices in Vancouver, and uses the apartment of an associate in China as its Liaison Office. The rent for the 690 square foot Vancouver office is $550 per month, plus its proportional share of operating costs and taxes. The sublease expires on December 31, 1998. The China office rents for $475 per month plus utilities. The China lease expires on February 14,1998. The Registrant is presently negotiating to extend both leases. The Vancouver space is subleased from MCA Equities, Ltd., a company owned by principals of the Registrant.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons holding beneficially more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. In this case, the only holders of more than 5% of the Company's common stock are the directors and executive officers, so only one table is shown.



Title of     Name & Address of Beneficial  Amount & Nature   Percent of Class
Class        Owner                         of Beneficial
                                           Owner
Common       Da-Jung Resource Corp.        6,150,000         62.40%
             P.O. Box 71 Road Town
             Tortolla, BVI
Common       James Dade Fawcett            1,577,500         16.00%
             14A Nathan Tower
             618 Nathan Road
             Kowloon, Hong Kong
Common       Robert Hoegler                1,557,500         15.80%
             Suite 604
             7040 Granville Ave.
             Richmond, BC V6Y 3W5
Common       Mario Aiello                  1,557,500         15.80%
             3648 Mathers Ave.
             West Vancouver, BC
             V7V 2K8
Common       Edwin Dorffi                  1,537,500         15.60%
             1917 W. 4th Ave.
             Vancouver, BC V6J 1M7
Common       H. Frank Foster               40,000            0.41%
             3932 Sharon Place
             West Vancouver, BC
             V6J 1M7

Notes: Messrs. Fawcett, Aiello, Hoegler and Dorffi each own a 25% equity interest of Da-Jung Resources Corp. and, as such, may be considered as beneficial owners of Registrant's shares issued to Da-Jung Resource Corp. The breakdown of their share positions is the sum of each individual's pro-rata interest in the shares issued to Da-Jung Resource Corp. plus common shares purchased by certain of the individuals pursuant to Registrant's 504 Offering Memorandum dated December 8, 1997 (Mr. Dorffi did not purchase common shares pursuant to Registrant's Offering Memorandum.)

Mr. Foster has no beneficial interest in Da-Jung Resource Corp.

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:



Name                  Age  Position
James Dade Fawcett    31   President
H. Frank Foster       45   Executive Vice President/CFO
Mario C. Aiello       48   Vice President, Business Development
Robert S. Tyson       38   Vice President, Corporate
                           Communications/Secretary
Robert Hoegler        53   Treasurer
Other senior
management:
Edwin C. Dorffi            Engineering Advisor
Yihong Zhan                Technical Advisor

Mr. James Dade-Fawcett, President and Director

Mr. Dade is a successful entrepreneur with eight years of experience in developing private-sector infrastructure and resource projects in the Peoples Republic of China ranging between US $30 million and $50 million in value. He possesses a strong administrative and project development background having been a principal of several Hong Kong based infrastructure and resource companies. Mr. Fawcett is currently the Managing Director of Kaison HK Limited and has been a principal of Power Gen Investment Co. in Hong Kong since 1993.

H.  Frank  Foster,  B.Sc., MBA - Executive Vice President,  Chief
Financial Officer and Director

Mr. Foster has had an extensive career in the resource and financial sectors. As a member of founding management, he was Executive Vice President and CFO of Orenda Forest Products a successful forest products company listed on the Toronto Stock Exchange. Mr. Foster oversaw the development of Orenda's $550 million pulp and paper mill project to the stage of construction readiness. He also has experience in the mining industry having worked with one of Canada's largest consulting engineering firms and corporate banking experience with on of Canada's major banks. Mr. Foster's principal occupation from 1987 to June 1997 was as Executive Vice President and Chief Financial Officer of Orenda Forest Productions Ltd. of Vancouver, BC Canada and treasurer of its subsidiary, Sound Energy Development Company. He is also currently a director of Western Logic Resources, a Vancouver Stock Exchange listed company headquartered in Calgary, Alberta and the sole director of FR Ventures, a private company offering business consulting services.

Mario  C.  Aiello  -  Vice  President, Business  Development  and
Director

Mr. Aiello has more than 15 years experience as an advisor and consultant in the corporate and financial markets. In a consulting capacity, he has successfully developed financial and administrative programs for clients in a variety of market segments ranging from high-tech to natural resources. These include clients currently operating in China. He has been directly responsible for financing many of these companies and for securing share-listing status for more than 30 of them, both on U. S. and Canadian exchanges. He is currently President and Director of MCA Equities Ltd. As he has been for the past 15 years. Mr. Aiello was also a director of Consolidated Nu-Media (now Pan Asia Resources Inc.) from 1989 to 1997 and Power Stick Manufacturing Inc. from 1996 to present.

Robert  S.  Tyson  -  Vice  President, Corporate  Communications,
Secretary and Director

Mr. Tyson is an experienced administrator specializing in the development of emerging public companies. Over the past 11 years, he has been both a senior manager and consultant with emerging companies in the manufacturing and high-tech sectors. He bring to the Company considerable administrative, financial and corporate communications experience along with extensive practical experience in negotiating and implementing Sino-Foreign Joint Ventures and offshore manufacturing and marketing contract. Mr. Tyson is also a director of Advanced Pultrusion Technologies Ltd., A Canadian-based manufacturing company and Eisport Products, Inc., a Florida based marketing and distribution firm. Mr. Tyson's principal occupation for the past five years was as President of Silent Communication Inc. (1992-present) and
President of Advanced Pultrusion Technologies Ltd. (1996-present). Both companies are headquartered in Vancouver, Canada. In addition, from 1992 to 1995, Mr. Tyson was president of Watson Bell Communications, Inc., a communications technology company listed on the Vancouver Stock Exchange. (Now Cosworth Ventures Inc.)

Mr. Robert Hoegler - Treasurer and Director

Mr. Hoegler is an investment consultant advising both public and private companies on investment structures and investor relations strategies for the past 15 years. His clients range from high-tech to resource based companies, including a company currently operating in China. Mr. Hoegler is a Director of MCA Equities Ltd., a consulting company providing advice to public companies in both Canada and the U.S. He is also a director on Alexa Ventures, a successful Canadian Manufacturing company, Eisport Products, Inc., a Florida based marketing and distribution firm, and Advanced Pultrusion Technologies Ltd., a Canadian base manufacturing company. Mr. Hoegler's occupation for the past five years is as director of MCA Equities Ltd.

Edwin C. Dorffi - Engineering Advisor

Mr.  Dorffi  has  a technical background in Applied  Science  and
Engineering and has been active in the field of project engineering for the past 20 years. His most recent experience has particular emphasis on business development in the People's Republic of China over the past six years. Mr. Dorffi has been a business and technical advisor to various companies and has held executive positions in both public and private sector enterprises.

Yihong Zhan, M.Sc. - Technical Advisor

Ms. Zhan is currently a Ph.D. candidate in the Department of Mining and Mineral Process Engineering at the University of British Columbia. Ms. Zhan's previous experience includes working as a chemical engineer with Xiamen Photographic Materials Ltd. and as a project engineer with the Potash Corporation of Saskatchewan and Canment Canada. She has also worked with Cominco Ltd. and as a consultant to a number of mining interest in China.

Mr.   Foster  and  Ms.  Zhan  are  full  time  employees  of  the
Registrant. All other management are not consider employees on the basis that no cash compensation or benefits are currently paid.

ITEM 6.   EXECUTIVE COMPENSATION

No   executive   officer  of  Registrant  has  cash  compensation
exceeding $60,000. The executive officers as a group had compensation of $0 during the past fiscal year. All officers, directors and employees are reimbursed for all out of pocket expenses associated with corporate functions. There is currently no compensation paid to directors for attending meetings of the Board of Directors.

During the nine months ended September 30, 1998, Frank Foster was paid according to a salary schedule calling for payment of US$70,000 per year. This salary was suspended on July 31, 1998. Robert Tyson, during that same period, was paid a total of US$14,788.74 as a result of billings by MCA for expenses incurred by Mr. Tyson for services rendered on behalf of the Registrant.

All  directors and senior management identified in ITEM  5,  with the exception of Yihong Zhan, received an option to purchase 250,000 shares of Registrant's common stock at a price of $2.00 per share expiring on January 13, 2001. Ms. Zhan received an option to purchase 100,000 shares of Registrant's common stock at a price of $2.00 per share expiring on January 13, 2001. The $2.00 option price was determined as approximating the trading average of the Registrant's shares on the 5 trading days immediately preceding January 13, 1998. On January 13, 1998, stock options to purchase a total of 40,000 shares of the Company's common stock at $2.00 per share were granted to two employees of the Company.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On September 22, 1997, the Registrant entered into an agreement with Da-Jung Resource Corp., a company controlled by certain directors of the Registrant, to acquire 100% of its interest in the Yuejinshan-Siangfenbei mineral property in the Wandashan Mineralization Zone of Heilongjian Province, the People's Republic of China in exchange for 15,000,000 pre-consolidation shares of the Registrant' stock valued at $0.01 per share. Furthermore, the Registrant entered into an agreement with Da-Jung Resource Corp. on October 7, 1997 to acquire 100% of its rights and obligations pursuant to an "Agreement on Establishment of Sino Equity Joint Venture" with Jixi Liumao Graphite Mine of Heilongjian Province, Peoples Republic of China. Consideration for this agreement was 6,000,000 post split common shares of the Registrant's stock plus $200,000. Messrs. Fawcett, Dorffi, Aiello and Hoegler each own a 25% equity interest in Da-Jung Resource Corp.

FR Ventures, a personal holding company whose sole director is Frank Foster, billed Registrant a total of $11,386.33 in consulting fees during the past fiscal year, prior to Mr. Foster joining the Company. Of this amount, the Company has paid FR Ventures a total of $7,457.14, of which $6,600 was converted to common equity of the Registrant through the exercise by Mr. Foster of warrants to purchase common stock. Mr. Foster has also been granted a management incentive option to purchase from Da-Jung a total of 200,000 shares of Registrant's common stock at a price not to exceed $0.20 per share.

In addition, the Registrant paid a consulting fee of $9,668.00 to Kaison (H.K.) Ltd., a company controlled by James Dade Fawcett, during the nine months ended September 30, 1998.

Registrant sub-leases certain office space and pays monthly administrative consulting fees to MCA Equities Ltd., a company whose principals include Mario Aiello and Robert Hoegler.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceeding. The Company has recently received a letter from an attorney representing a group of unnamed individuals claiming to be shareholders. The letter claims that these alleged shareholders were party to an agreement by which the Company was to issue them tradeable common stock, and allege that the Company has breached this alleged agreement. Management is aware of no such agreement, and, while it views these allegations as frivolous, baseless, and entirely without merit, it will, in the event an action is instituted, vigorously defend the Company against all such claims, and has threatened to seek punitive action against the complaining parties.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

Registrant's common stock is traded in the over-the-counter market in the United States under the ticker symbol ICCN. The high and low bid for each quarterly period for the most recent fiscal years is as follow:



Quarter     High         Low
Q1 1997  1.125      0.5
Q2 1997  0.8        0.15625
Q3 1997  0.4        0.02
Q4 1997  3.125      0.0025
Q1 1998  2.375      1.375
Q2 1998  4.87       1.06
Q3 1998  1.50       0.53
</Table
>

The Company has eleven market-makers currently active in trading the Company's common stock. As the stock is listed on the over the counter market, the quotes above reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions. The source for these quotes is America On-Line. The Registrant has no record of paying a cash dividend and has no present intention of doing so.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

The two founders of the Company received a total of 600 shares of common  stock  in  consideration of $3,000. In  two  transactions
occurring  March  1  and  March  8,  1993,  these  two   founders
transferred their shares to a total of 14 people each, either  as gifts  or  for  payment  of outstanding debt,  resulting  in  the
Company's  stock  being  held by 28  individuals.  All  of  these transfers  were  made pursuant to section 4(2) of the  Securities
Act  of 1933. As a result of two forward splits, these 600 shares became  10,500,000 shares prior to the Company being re-domiciled to  Nevada.  The reverse split of 1:100 occurring  with  the  re-
domiciliation  resulted  in  those  shares  being  equivalent  to
105,000  present-day shares. In addition, another  150,000  post-
reverse shares (15,000,000 pre-reverse shares) were issued to Da-
Jung in connection with the investment in mineral property.

Registrant  has sold 2,300,000 units pursuant to exemptions  from registration provided by Section 3(b) Regulation D and  Rule  504 promulgated  thereunder at a price of $0.10 per unit.  Each  unit consists of 1 common share and 1 purchase warrant permitting  the holder  to  purchase one additional share at the price of  $0.33.
The  aggregate price per unit is $0.215 per unit. The units  were subscribed  for  cash of $230,000 and as of  June  30,  1998,  an additional $416,246 was received on exercise of related warrants.
In  addition,  Registrant has issued the equivalent of  6,150,000 restricted common shares pursuant to agreement described in  ITEM
1 and ITEM 7 above.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The  Company's Articles of Incorporation authorizes the  issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 9,856,350 are issued and outstanding. The shares are non-
assessable,  without  pre-emptive  rights,  and  do   not   carry
cumulative  voting rights. Holders of common shares are  entitled to  one vote for each share on all matters to be voted on by  the stockholders. The shares are fully paid, non-assessable,  without pre-emptive  rights, and do not carry cumulative  voting  rights.
Holders  of  common  shares  are entitled  to  share  ratably  in dividends, if any, as may be declared by the Company from time-to-
time,   from  funds  legally  available.  In  the  event   of   a
liquidation,  dissolution, or winding  up  of  the  Company,  the holders of shares of common stock are entitled to share on a pro-
rata  basis  all assets remaining after payment in  full  of  all liabilities.

                         Preferred Stock

The  Company's Articles of Incorporation authorizes the  issuance of  10,000,000  shares of preferred stock, $0.01  par  value  per share, none of which have been issued. The Company currently  has no definitive plans to issue any preferred stock, although in its recent  discussions with Bridgestream, the possibility of issuing preferred  stock  within the next year has  been  discussed  (see
"Management's  Discussion and Analysis or  Plan  of  Operation  -
Liquidity  and  Capital  Resources").  The  Company's  Board   of
Directors  has the authority, without action by the shareholders, to  issue  all  or  any  portion of the authorized  but  unissued preferred stock in one or more series and to determine the voting rights,  preferences as to dividends and liquidation,  conversion rights, and other rights of such series. The preferred stock,  if and  when  issued, may carry rights superior to those  of  common stock; however no preferred stock may be issued with rights equal or  senior to any outstanding preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The  Company  considers  it desirable  to  have  preferred  stock
available   to  provide  increased  flexibility  in   structuring
possible  future  acquisitions and  financings,  and  in  meeting corporate  needs  which  may arise. If opportunities  arise  that would  make  the  issuance of preferred stock  desirable,  either through public offering or private placements, the provisions for preferred  stock  in the Company's Certificate  of  Incorporation would  avoid  the  possible delay and expense of a  shareholder's
meeting,   except  as  may  be  required  by  law  or  regulatory
authorities.  Issuance  of  the  preferred  stock  could  result, however,  in  a series of securities outstanding that  will  have certain  preferences  with respect to dividends  and  liquidation over  the  common  stock which would result in  dilution  of  the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also  result in dilution of the net income per share and the  net book  value of the common stock. The specific terms of any series of  preferred  stock will depend primarily on market  conditions, terms  of  a proposed acquisition or financing, and other  factor existing at the time of issuance. Therefor, it is not possible at this  time  to determine in what respect a particular  series  of preferred stock will be superior to the Company's common stock or any  other series of preferred stock which the Company may issue.
The  Board of Directors does not have any specific plan  for  the issuance  of  preferred  stock at  the  present  time,  (but  see discussion regarding Bridgestream in "Management's Discussion and
Analysis or Plan of Operation - Liquidity and Capital Resources")
and  does  not intend to issue any preferred stock  at  any  time except on terms which it deems to be in the best interest of  the
Company and its shareholders.

The  issuance of preferred stock could have the effect of  making it  more difficult for a third party to acquire a majority of the
outstanding  voting  stock  of  the  Company.  Further,   certain
provisions  of  Nevada law could delay or make more  difficult  a merger,  tender  offer, or proxy contest involving  the  Company.
While  such  provisions  are intended  to  enable  the  Board  of
Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain  shareholders. There is no assurance that such provisions will  not  have  an  adverse effect on the market  value  of  the
Company's stock in the future.

                 Shares Eligible for Future Sale

Of the issued and outstanding shares, 6,270,000 are subject to resale restrictions and, unless registered under the Securities
Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after either one or two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In  general,  Rule 144 permits a person (or persons whose  shares are  aggregated)  who  has beneficially owned  shares  that  were acquired privately (either directly from the Company or  from  an
Affiliate  of the Company) for at least one year, or  who  is  an
Affiliate of the Company, to sell within any three-month  period, a number of such shares that does not exceed the greater of 1% of
the   then-outstanding  shares  of  the  Company's  Common  Stock
(approximately  98,163 as of the date of this statement)  or  the average  weekly  trading  volume in the  Company's  common  stock during  the four calendar weeks immediately preceding such  sale.
Sales  under Rule 144 are also subject to certain manner of  sale provisions, notice requirements, and the availability of  current public information about the Company. A person (or persons  whose shares  are  aggregated)  who  is not  deemed  to  have  been  an
Affiliate  at any time during the 90 days preceding a  sale,  and who  has  beneficially owned shares for at least  two  years,  is entitled to sell all such shares under Rule 144 without regard to the  volume limitations, current public information requirements, manner  of  sale  provisions, or notice  requirements.  Sales  of substantial  amounts of the Common Stock of the  Company  in  the public market could affect prevailing market prices adversely.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability.
The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

Prior to the fiscal year ended December 31, 1997, the Company was a  blank-check  company. At that time there was no activity,  and the  Company's audits were performed by Barry L. Friedman. At the time  the Company began acquiring from Da-Jung the rights to  the
Chinese  mining  contracts,  it  decided  to  prepare  a  private offering  of its common stock. In connection with that  offering, the  Company  commissioned an audit for the interim  period  from
January  1  to November 10, 1997. Because Mr. Friedman  typically performs  audits  on  development-stage  companies,  the  Company obtained Kurt Saliger, a CPA in Las Vegas, to perform the interim audit. The Company then chose to retain a larger accounting firm,
Deloitte and Touche, to perform the new audit for the year  ended
December   31,   1997.  Neither  auditor  change   was   due   to
disagreements with Mr. Friedman or Mr. Saliger.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          (A.) Audited Financial Statements

            Report of Independent Auditor, Barry L Friedman, dated November 10, 1997.
            Report  of  Independent  Auditor,  Kurt  D.  Saliger,
               dated December 2, 1997.
            Report  of  Independent Auditors, Deloitte &  Touche,
               dated December 31, 1997.
            Balance  Sheet as of December 31, 1997, and  December
               31, 1996.
            Statement  of  Operation for the  years  ended  1995,
               1996, and 1997.
            Statement of Stockholders' Equity
            Statement  of  Cash Flows for the years  ended  1995,
               1996, and 1997.
            Notes to Financial Statements

          (B.)  Unaudited  Financial Statements for  Nine  Months
            Ended September 30, 1998
            Balance Sheet
            Statement of Operation
            Statement of Stockholders' Equity
            Statement of Cash Flows
            Notes to Financial Statements

                  Independent Auditors' Report

Board of Directors
PLR, Inc.
Las Vegas, Nevada

I have audited the accompanying Balance Sheets of PLR, Inc., (A development stage company), as of December 31, 1996, December 31, 1995, and December 31, 1994, and the related statements of operations, stockholders' equity and cash flows for three years ended December 31, 1996, December 31, 1995, and December 31,
1994. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PLR, Inc., (A development stage company), as of December 31, 1996, December 31, 1995, and December 31, 1994, and the results of its operations and cash flows for the three years ended December 31, 1996, December 31, 1995, and December 31, 1994, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regared to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     /s/ Barry L. Friedman
     Barry L. Friedman,
     Certified Public Accountant
     Las Vegas, NV
     November 10, 1997

                  Independent Auditors' Report

To the Board of Directors and Shareholders
Integrated Carbonics Corp.
Las Vegas, NV

I  have  audited  the  accompanying balance sheet  of  Integrated
Carbonics Corp. (a development stage company), as of November 10, 1997, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1997 to November
10, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express and opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Carbonics Corp. as of November 10, 1997 and the results of their operations and their cash flows for the period
January 1, 1997 to November 10, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not included any adjustments that might result from the outcome of this uncertainty.

/s/ Kurt D. Saliger C.P.A.

     Kurt D. Saliger C.P.A.,
     Certified Public Accountant
     Las Vegas, NV
     December 2, 1997

                  Independent Auditors' Report

To the Board of Directors and Shareholders of Integrated
Carbonics Corp.

We  have  audited  the accompanying balance sheet  of  Integrated
Carbonics Corp. (a development stage company) as at December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from February 23, 1993 (date of incorporation) to December 31,
1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's financial statements as of and for the year ended December 31, 1996 and for the period from February 23, 1993 (date of incorporation) through December 31, 1996 were audited by other auditors whose report, dated November 19, 1997, expressed an unqualified opinion on those statements. The financial statements for the period February 23, 1993 (date of incorporation) through December 31, 1996 reflect total revenues and net loss of $Nil and $3,729, respectively, of the related totals. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior period, is based solely on the report of such other auditors.

We  conducted  our  audit in accordance with  auditing  standards generally accepted in the United States. Those standards  require that  we plan and perform an audit to obtain reasonable assurance
whether   the   financial  statements  are   free   of   material
misstatement.  An  audit includes examining,  on  a  test  basis, evidence  supporting the amounts and disclosures in the financial statements.  An  audit  also includes  assessing  the  accounting principles used and significant estimates made by management,  as well  as evaluating the overall financial statement presentation.
We  believe  that  our  audit and the report  of  other  auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, such financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997, and the results of its operations and its cash flows for the year then ended, and for the period from February
23, 1993 (date of incorporation) to December 31, 1997, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that  the  Company will continue as a going concern. As discussed in  Note  2  to the financial statements, the Company is  in  the development  stage, has no established source of revenue  and  is dependent  on  its ability to raise capital from shareholders  or other  sources  to  sustain operations. This  raises  substantial
doubt   about  its  ability  to  continue  as  a  going  concern.
Management's plan in regard to these matters is described in Note
2.  The financial statements do not include any adjustments  that might result from the outcome of this uncertainty.

     Deloitte & Touche
     Chartered Accountants
     Vancouver, British Columbia
     February 6, 1998

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)
                          Balance Sheet




ASSETS                             Nine Months       December 31,      December 31,
                                   Ended September   1997              1996
                                   30, 1998
CURRENT

Cash                                $27,023           $44,576           -
Deposits Paid                       2,990
Prepaid expense                     1,950             1,900             -
                                   $31,963           $46,476           -
CAPITAL ASSETS
Fixed Assets                        $8,352
Engineering costs - Phase I of      270,140           4,500             -
Expandable Graphite Project
OTHER ASSETS
Investment in a graphite processing 253,409           250,988           -
joint venture (Note 4)
Interest in mineral property (Note  15,000            15,000            -
5)
Organization costs                                    -                 71
Total Capital & Other Assets       546,901           265,988           71
TOTAL ASSETS                       578,865           316,964           71
LIABILITIES
CURRENT
Accounts payable (Note 8(a))        $127,377          51,922            800
Accrued Expenses                    3,000
Other Current Liabilities           2,500
Current portion of long-term debt   121,000           120,000           -
(Note 6)
Total Current Liabilities          $253,877          $171,922          $800
LONG-TERM DEBT (Note 6)                              71,000            -
TOTAL LIABILITIES                  $253,877          $242,922          $800
STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value
Authorized 10,000,000 shares, None
outstanding
Common stock, $.001 par value (Note 9,856             6,795             2,100
7) Authorized 50,000,000 shares
Issued and outstanding
(1998 - 9,856,350 common shares
1997-6,795,000 common shares;
1996- 105,000 common shares)
Subscriptions received                                37,000            -
Addition paid-in capital            673,590           71,205            900
Deficit accumulated during the      (358,459)         (40,958)          (3,729)
development stage
TOTAL STOCKHOLDERS' EQUITY         $324,987          $74,042           $(729)
TOTAL LIABILITIES & EQUITY          $578,865          316,964           71

(See accompanying notes to the financial statements)

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)
                     Statement Of Operations



                            Nine Months       1997              1996              February 23,
                            Ended September                                       1993 (inception)
                            30, 1998                                              to December 31,
                                                                                  1997
EXPENSES
Amortization                 $3,071            $74               $61               $308
General and administration   198,993           25,551            800               29,046
Interest and bank charges    3,466             87                -                 87
Transfer agent and filing    3,816             7,394             -                 7,394
fees
Rent                         26,299            4,123             -                 4,123
Salaries & Wages             81,856            -                 -                 -
Total Expenses              $317,502          $37,229           $861              $40,958
NET LOSS                    $(317,502)        $(37,229)         $(861)            $(40,958)
NET LOSS PER SHARE - BASIC  $ (0.03)          $ (0.06)          $ (0.01)          $-
AND DILUTED
AVERAGE NUMBER OF SHARES OF 9,465,900         665,000           105,000
COMMON STOCK OUTSTANDING

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)
               Statements of Stockholders' Equity



                            Common Stock      Common Stock      Additional Paid-  Accumulated
                            Shares            Amount            in Capital        Deficit
February 23, 1993
Issued for cash             600               3,000             -                 -

Net loss, period ended
December 31, 1993           -                 -                 -                 (2,746)

Balance, December 31, 1993  600               3,000             -                 (2,746)

Net loss, year ended
December 31, 1994           -                 -                 -                 (61)
Balance, December 31, 1994  600               3,000             -                 (2,807)
Net loss, year ended
December 31, 1995           -                 -                 -                 (61)
Balance, December 31, 1995  600               3,000             -                 (2,868)

March 15, 1996
Changed par value           -                 (2,999)           2,999             -
(Note 7)

March 15, 1996
Forward stock split         2,099,400         2,099             (2,099)           -
(Note 7)

Net loss, year ended        -                 -                 -                 (861)
December 31, 1996
Balance, December 31, 1996  2,100,000         2,100             900               (3,729)

January 4, 1997
Forward stock split 5:1     8,400,000         8,400             (8,400)           -
(Note 7)

September 22, 1997
Issued for an interest in   15,000,000        15,000            -                 -
a mineral property (Note
5)

October 31, 1997
Reverse stock split 1:1     (25,245,000)      (25,245)          25,245            -
(Note 7)

December 18, 1997
Issued for Graphite         6,000,000         6,000             -                 -
Processing Joint Venture
agreement (Note 4)

December 30, 1997 Issued    540,000           540               53,460
for cash

Net loss, year ended                                                              (37,229)
December 31, 1997
                            -                 -                 -
Balance, December 31, 1997  6,795,000         6,795             71,205            (40,958)
Issued for Cash:
January 6, 1998              95,000            95                9,405
January 22, 1998             80,000            80                7,920
January 27, 1998             1,585,000         1,585             156,915
February 20, 1998            700,000           700               230,300
April 15, 1998               136,350           136               44,860
June 4, 1998                 175,000           175               57,575
June 16, 1998                250,000           250               82,250
July 20, 1998                20,000            20                6,580
September 28, 1998           20,000            20                6,580
Net loss 9 months ended                                                           (317,502)
9/30/98
Balance September 30, 1998  9,856,350         9,856             673,590           (358,460)

 (See accompanying notes to the financial statements)

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)
                    Statements of Cash Flows



                           Nine Months       1997              1996              February 23,
                           ended September                                       1993 (inception)
                           30, 1998                                              to December 31,
                                                                                 1997
Net loss                   $(317,502)        (37,229)          (861)             (40,958)
Add (less)
Amort. of organization                        74                61                308
costs
Organization costs                            (3)               -                 (308)
Amortization of fixed       3,071
assets
Net changes in working      77,915            25,902            800               30,927
capital
                           (236,516)         (11,256)          -                 (10,031)
FINANCING ACTIVITIES
Repayment of Long Term Debt (70,000)
Issuance of common stock    605,446           54,000            -                 57,150
Subscription received       (37,000)          37,000            -                 37,000
                           498,446           91,000            -                 94,150
INVESTING ACTIVITIES
Acquisition of Capital      (11,423)
Asset
Investment in a graphite    (2,420)           (30,668)          -                 (35,043)
processing joint venture
Engineering costs - Phase I (265,640)         (4,500)           -                 (4,500)
                           (279,484)         (35,168)          -                 (39,543)
NET CASH INFLOW            (17,554)          44,576            -                 44,576
CASH, BEGINNING OF PERIOD  44,576            -                 -                 -
CASH, END OF PERIOD        $27,023           $44,576           -                 $44,576

 (See accompanying notes to the financial statements)

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)
                  Notes to Financial Statements
                  Year ended December 31, 1997

1.   DESCRIPTION OF BUSINESS

The Company was organized on February 23, 1993 under the laws of the State of Delaware as PLR, Inc. On October 3, 1997, it changed its name to Integrated Carbonics Corp. and on October 30, 1997, changed its jurisdiction of incorporation to Nevada.

The Company has signed a joint venture agreement for the construction and operation of a graphic processing plant in the People's Republic of China.

2.   DEVELOPMENT STAGE ENTERPRISE

The financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is a development stage enterprise and as such has no significant revenue and is incurring substantial costs in connection with its investment in a graphite processing joint venture as described in
Note 4. In addition the Company incurred a loss of $37,299 for the year ended December 31, 1997 and has a working capital deficiency of $125,446 at December 31, 1997. Management is in the process of completing the offering of 2,300,000 units described in Note 7 and between December 31, 1997 and February 6, 1998 had received cash proceeds of $308,000. The proceeds of the offering will be used to finance operation costs and complete the feasibility study for construction of the graphite facility. In addition management is engaged in discussions with other prospective investors to secure additional financing. The Company's continued existence is dependent on its ability to obtain additional financing to proceed with the joint venture and ultimately to attain profitable operations.

If the going concern assumption was not appropriate in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported loss and the balance sheet classifications used.

3.   SIGNIFICANT ACCOUNTING POLICIES

The  financial statements are expressed in US dollars, have  been prepared  in  accordance  with  accounting  principles  generally
accepted   in  the  United  States  and  include  the   following
significant accounting policies:

Investment in joint ventures

The Company records its investments in joint ventures at cost until such date as the venturers make their initial capital contribution. Joint venture investments which are controlled by the Company are consolidated.

Interest in mineral property

The Company follows the method of accounting for its interest in mineral property whereby initial costs related to the acquisition of mineral properties are capitalized by property. Exploration and development costs are expensed as incurred.

Accounting estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Net loss per share

Net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share has not been disclosed as the effect of common shares issuable upon the exercise of options or warrants would be anti-dilutive.

In February 1997, the FASB issued Statements of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share". SFAS 128 is effective for the fiscal year ending after December 15, 1997. SFAS 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with basic earnings per share and fully diluted earnings per share with diluted earnings per share. Net loss per share, as reported, is equal to the net loss per share based on SFAS 128 for all periods presented.

4.   INVESTMENT IN A GRAPHITE PROCESSING JOINT VENTURE

On October 7, 1997, the Company entered into an agreement with Da-Jung Resource Corp. to acquire 100% of its rights and obligations pursuant to an "Agreement on Establishment of a Sino Foreign
Equity  Joint  Venture"  with  Jixi  Liumao  Graphite  Mine,   of
Heilongjiang   Province,   the  People's   Republic   of   China.
Consideration for this agreement was 6,000,000 shares of the Company's post split common stock, plus $70,000 on the completion of the offering (Note 11), $50,000 on the exercise of all warrants and $80,000 one year from the date of the offering or upon completion of additional financing, whichever comes first.

On November 10, 1997, the Company entered into a formal agreement with Liumao Graphite Mine to form a joint venture company named ICC Liumao Graphite Products, Ltd. The purpose of the joint venture company is to establish value added graphite processing facilities at the Liumao Mine in China to produce high purity graphite, expandable graphite, graphite sheet or other graphite products.

The total investment of the Company in the joint venture company shall be 80% of anticipated joint venture construction costs of $28 million and it will obtain an 80% share of the profits over a thirty year period. The joint venture company is in the process of applying for regulatory approval, including a business license, in the People's Republic of China.

The Liumao Graphite Mine is the largest producer of flake graphite in China and is one of the largest suppliers of graphite in the world. The mine has been in operation since 1936 and has graphite reserves of 350 million tons grading approximately 13% graphite. The anticipated mind life is 100 years and annual production can be up to 40,000 tons of graphite. The joint venture agreement calls for the production of 5,000 tons of value added graphite annually.

The investment in the graphite processing joint venture is valued at the cost to acquire the rights to enter into the joint venture plus legal and other costs incurred by the Company to negotiate the formal joint venture agreement. No capital investment in the joint venture has been made to date.

5.   INTEREST IN MINERAL PROPERTY

On September 22, 1997, the Company entered into an agreement with Da-Jung Resource Corp., a company controlled by certain directors of the Company, to acquire 100% of its interests in the Yue-jinshan-Zianfengbei mineral property, in the Wandashan mineralization zone of Heilongjiang Province, the People's Republic of China in exchange for 15,000,000 shares of the Company's common stock valued at $0.01 per share.

6.   LONG-TERM DEBT



                                                         December 31,
                                                         1997
Amount payable to Da-Jung Resources Corp. on acquisition 191,000 of its interest in the graphite processing joint venture
(Note 4)

Current portion                                          (120,000)
                                                         71,000

The long-term debt is unsecured and non-interest bearing and as a result is recorded on a present value basis. Imputed interest will be recognized at 8%. It is repayable as described in Note 4.

7.   SHARE CAPITAL

On March 15, 1996, at a meeting of the Board of Directors, the Board approved amending its Articles of Incorporation. These amendments were approved by a majority vote of stockholders. The Company authorized changing its authorized common stock of 15,000 shares with $5.00 par value, to 50,000 common shares with par value $0.01 and 10,000,000 preferred shares with a par value $.001. The Company also approved a forward stock split on the basis of 3,500:1, increasing the number of outstanding shares from 600 to 2,100,000 shares.

On January 17, 1997, at a special meeting of the Shareholders, the Shareholders approved, effective January 4, 1997, a forward stock split of 5:1, increasing the number of common shares outstanding from 2,100,000 common shares to 10,500,000 common shares outstanding.

On October 31, 1997, at a special meeting of the Shareholders, the Shareholders approved a reverse stock split of 1:100 thus reducing the number of common shares outstanding from 25,500,000 shares to 255,000 shares of common stock.

On October 31, 1997, at a special meeting of the Shareholders, the Shareholders authorized a Regulation D Rule 504 offering a maximum of 2,300,000 unites at $.10 per unit consisting of one common share and one warrant exercisable at $.33 per share for six months.

8.   RELATED PARTY TRANSACTIONS

As of December 31, 1997, accounts payable include $16,907 due to companies controlled by certain directors of the Company. The amounts are unsecured, interest-free, and do not have fixed repayment terms.

During the year ended December 31, 1997, the Company entered into the following transactions with companies controlled by certain directors of the Company:

Rent          $3,161
Office        1,519
expenses
Management    3,321
fees
Consultancy   11,144
fee

The Company has entered into an agreement to lease premises from a company controlled by certain directors as described in Note 9.

9.   COMMITMENTS

On December 8, 1997, the Company entered into a year lease commitment effective January 1, 1998 for $4,700 plus applicable operating costs.

10.  FINANCIAL INSTRUMENTS

The carrying values of cash, accounts payable and long-term debt reflected on the balance sheet approximate their respective fair values.

11.  SUBSEQUENT EVENT

On  January  27,  1998,  the  2,300,000  unit  private  placement offering (Note 7) was fully subscribed. The shares were subscribed for cash of $230,000 and to February 6, 1998 an additional $115,000 was received on exercise of related warrants. These funds will be used in part for detailed engineering design of the Phase I plant construction and to satisfy consideration owing on the acquisition of the rights to the joint venture.

On January 13, 1998, the Company granted director and employee stock options on 2,000,000 shares at a price of $2.00 per share expiring on January 13, 2001.

12.  RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statements of Financial Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in a set of general-purpose financial statements that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources, including for example, unrealized gains or losses on short-term investment securities which are currently excluded from the result of operations. The disclosures prescribed by SFAS 130 are effective for fiscal years beginning after December 15, 1997. The Company does not expect that adoption of SFAS 130 will have a material effect on its financial statements.

Also, in June 1997, the FASB issued Statements of Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes new standards for reporting of information about operating segments. The disclosures prescribed by SFAS 131 are effective for fiscal years beginning after December 15, 1997. The Company does not expect that adoption of SFAS 131 will have a material effect on the notes to its financial statements.

                   INTEGRATED CARBONICS CORP.
                      (Formerly PLR, Inc.)
                  (A development stage company)
             Notes to Unaudited Financial Statements
          For the Nine Months Ended September 30, 1998

1.   DESCRIPTION OF BUSINESS

The Company was organized on February 23, 1993 under the laws of the State of Delaware as PLR, Inc. On October 3, 1997, it changed its name to Integrated Carbonics Corp. and on October 30, 1997, changed its jurisdiction of incorporation to Nevada.

The   Company  has  signed  joint  venture  agreements  for   the
construction and operation of graphite processing plants in the People's Republic of China.

2.   DEVELOPMENT STAGE ENTERPRISE

The  financial  statements have been prepared  on  the  basis  of
accounting  principles  applicable  to  a  going  concern   which
contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is a development stage enterprise and as such has no significant revenue and is incurring substantial costs in connection with its investment in a graphite processing joint venture as described in
Note 4. In addition the Company incurred a loss of $317,502 for the 9 months ended September 30, 1998. Management completed the offering of 2,300,000 units described in Note 7 and, during the 9-month period had received cash proceeds of $605,446. The proceeds of the offering are being used to finance operating costs and complete the feasibility study for construction of the graphite facility.

The Company is continuing to incur development expenses, is deriving no revenues, and has experienced an ongoing deficiency in working capital. The Company's continued existence is dependent on its ability to obtain additional financing to proceed with the joint venture and ultimately to attain profitable operations from this joint venture or any other joint ventures it may enter into and develop. In addition management is engaged in discussions with other prospective investors to secure additional financing and has engaged an investment banker, Bridgestream Partners, L.L.C., to arrange financing for the Company.

3.   SIGNIFICANT ACCOUNTING POLICIES

In the opinion of management, these financial statements for the unaudited interim periods presented herein include all adjustments (which include only normal recurring adjustments except as discussed below) necessary to present a fair statement of the results of operations for such interim periods. Net operating results for any interim period are not comparable to the same interim period in previous years, and may not be indicative of the results expected for the full year.

The  financial statements are expressed in US dollars, have  been prepared  in  accordance  with  accounting  principles  generally
accepted   in  the  United  States  and  include  the   following
significant accounting policies:
  Investment in joint ventures

The Company records its investment in joint ventures at cost until such date as the venturers make their initial capital contribution. Joint venture investments which are controlled by the Company are consolidated.
  Interest in mineral property

The Company follows the method of accounting for its interest in mineral property whereby initial costs related to the acquisition of mineral properties are capitalized by property. Exploration and development costs are expensed as incurred.

The interest in mineral property will be written down on a property by property basis when a significant decline in value that is other than temporary has occurred and will be written off when a property is abandoned.
  Depreciation

Fixed  Assets are depreciated on a straight line basis;  computer software  is  depreciated over 1 year, computer hardware  over  2 years,  office  equipment and furniture are  depreciated  over  5 years.
  Accounting estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.
  Net loss per share

Net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share has not been disclosed as the effect of common shares issuable upon the exercise of options or warrants would be anti-dilutive.

4.   INVESTMENT IN A GRAPHITE PROCESSING JOINT VENTURE

On October 7, 1997, the Company entered into an agreement with Da-Jung Resource Corp. to acquire 100% of its rights and obligations pursuant to an "Agreement on Establishment of a Sino Foreign
Equity  Joint  Venture"  with  Jixi  Liumao  Graphite  Mine,   of
Heilongjiang   Province,   the  People's   Republic   of   China.
Consideration for this agreement was 6,000,000 shares of the Company's post split common stock, plus $70,000 on the completion of the offering (Note 11), $50,000 on the exercise of all warrants and $80,000 one year from the date of the offering or upon completion of additional financing, whichever comes first.

On November 10, 1997, the Company entered into a formal agreement with the Liumao Graphite Mine to form a joint venture company named ICC Liumao Graphite Products, Ltd. The purpose of the joint venture company is to establish value added graphite processing facilities at the Liumao Mine in China to produce high purity graphite, expandable graphite, graphite sheet or other graphite products.

The total investment of the Company in the joint venture company shall be 80% of anticipated joint venture construction costs of $28 million and it will obtain an 80% share of the profits over a thirty year period. The joint venture has obtained regulatory approval, including a business license, in the People's Republic of China.

The Liumao Graphite Mine is the largest producer of flake graphite in China and is one of the largest suppliers of graphite in the world. The mine has been in operation since 1936 and has graphite reserves of 350 million tons grading approximately 13% graphite. The anticipated mine life is 100 years and annual production can be up to 40,000 tons of graphite. The joint venture agreement calls for the production of 5,000 tons of value added graphite annually.

The investment in the graphite processing joint venture is valued at the cost to acquire the rights to enter into the joint venture plus legal and other costs incurred by the Company to negotiate the formal joint venture agreement. No capital investment in the joint venture has been made to date. The Company has been incurring engineering costs in advance of investment in the joint venture and intends to capitalize these to the joint venture.

5.   INTEREST IN MINERAL PROPERTY

On September 22, 1997, the Company entered into an agreement with Da-Jung Resource Corp., a company controlled by certain directors of the Company, to acquire 100% of its interest in the Yue-jinshan-Zianfengbei mineral property, in the Wandashan mineralization zone of Heilongjiang Province, the People's Republic of China in exchange for 15,000,000 shares of the Company's common stock valued at $0.01 per share.

6.   LONG-TERM DEBT



                                                         September 30,
                                                         1998
Amount payable to Da-Jung Resources Corp. on             $121,000
acquisition of its interest in the graphite processing
joint venture (Note 4)
Current portion                                          (121,000)
                                                         $ -

The long-term debt is unsecured and non-interest bearing and as a result is recorded on a present value basis. Imputed interest will be recognized at 8%. It is repayable as described in Note 4 with the exception that on June 16, 1998 postponed its final repayment date to July 1, 1999.

7.   SHARE CAPITAL

On March 15, 1996, at a meeting of the Board of Directors, the Board approved amending its Articles of Incorporation. These amendments were approved by a majority vote of the stockholders. The Company authorized changing its authorized common stock of 15,000 shares with $5.00 par value, to 50,000,000 common shares with par value $.001 and 10,000,000 preferred shares with a par value $.001. The Company also approved a forward stock split on the basis of 3,500:1, increasing the number of outstanding shares from 600 shares to 2,100,000 shares.

On January 17, 1997, at a special meeting of the Shareholders, the Shareholders approved, effective January 4, 1997, a forward stock split of 5:1, increasing the number of common shares outstanding from 2,100,000 common shares to 10,500,000 common shares outstanding.

On October 31, 1997, at a special meeting of the Shareholders, the Shareholders approved a reverse stock split of 1:100 thus reducing the number of common shares outstanding from 25,500,000 shares to 255,000 shares of common stock.

On October 31, 1997, at a special meeting of the Shareholders, the Shareholders authorized a Regulation D Rule 504 offering of a maximum of 2,300,000 units at $.10 per unit consisting of one common share and one warrant exercisable at $.33 per share for six months.

8.   RELATED PARTY TRANSACTIONS

     (d) As of September 30, 1998, accounts payable include $3,929 due to companies controlled by certain directors of the Company. The amounts are unsecured, interest-free, and do not have fixed repayment terms.

     (e) During the nine months ended September 30, 1998, the Company entered into the following transactions with companies controlled by certain directors of the Company:

Rent               $19,993
Office Expense     5,546
Miscellaneous      2,796
Expense
Management Fee     24,178
Consultancy Fee    9,668

The Company has entered into an agreement to lease premises from a company controlled by certain directors as described in Note 9.

9.   COMMITMENTS

On December 8, 1997, the Company entered into a one year lease commitment effective January 1, 1998 for $4,700 plus applicable operating costs.

On September 1st, 1998, the Company entered into an eighteen month engagement with Bridgestream Partners Capital LLC. whereby Bridgestream will, on a best efforts basis, arrange financing for the Company as it requires. In addition to success fees to be paid only upon completion of any financing, the Company is committed to pay retainer fees of $10,000 plus approved expenses. The contract is cancellable by either party on 30 days written notice.

10.  FINANCIAL INSTRUMENTS

The carrying values of cash, accounts payable and long-term debt reflected on the balance sheet approximate their respective fair values.

EXHIBITS

Exhibit 2:  Articles of Merger
            Merger Agreement
Exhibit     Articles of Incorporation (Integrated Carbonics Corp.)
3.1
Exhibit     By-Laws
3.2
Exhibit 4   Stock Option Plan
Exhibit     Underlying Agreements Between Registrant and Da-Jung
10:         Resource Corp.
      10.1  September 22, 1997 Agreement between Da-Jung Resource Corp.
            and PLR, Inc.
      10.2  October 7, 1997 Agreement between Da-Jung Resource Corp. and
            Integrated Carbonics Corp.
      10.3  September 9, 1997 Agreement on Establishment of Sino Equity
            Joint Venture, China-Canada Liumao Graphite Products Co.
            Ltd.
      10.4  November 10, 1997 Equity Joint Venture Agreement between
            Liumao Graphite Mine and Integrated Carbonics Corp.
      10.5  August, 1997 Cooperative Joint Venture Agreement between
            Heilongjiang Geological and mining Technology Development
            Corp. and Da-Jung Resource Corp.
Exhibit 16. Letter from Barry L. Friedman, CPA
1
Exhibit 16. Letter from Kurt D. Saliger, CPA
2
Exhibit     News Releases
99:
      99.1  January 6, 1998 - Joint Venture Partnership Established in
            China
      99.2  January 14, 1998 - Company Announces Appointments to its
            Board of Directors
      99.3  January 27, 1998 - Private Placement Closed; Auditors
            Appointed
      99.4  May 7, 1998 - First Quarter Corporate Development Goals
      99.5  May 25, 1998 - Positive Laboratory Test Results
      99.6  July 15, 1998 - Detailed Feasibility Study and Pilot Plant
            Trials Begin
      99.7  July 29, 1998 - ICC Receives Business License in China
      99.8  August 12, 1998 - Signs Letter of Intent
      99.9  December 9, 1998 - Signs Milestone Agreements in China

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           Integrated Carbonics Corp.

By:
James Dade Fawcett, President